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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

BJ’s Wholesale Club, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05548J106

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.05548J 10 6	Schedule 13D	Page 1 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): PN

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 3 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): PN

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 4 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No.05548J 10 6	Schedule 13D	Page 5 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 6 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): PN

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No. 05548J 10 6	Schedule 13D	Page 7 of 9 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,100,000 (includes Shares underlying call options; see Item 5)[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

    9.3% beneficial ownership of the voting stock based upon 54,677,375 shares of Common Stock     outstanding as of May 20, 2011 as reported in the Issuer’s 10-Q for the quarter ended April 30,

    2011.

(14)	Type of Reporting Person (See Instructions): CO

[1]	Please refer to Item 5 of the Schedule 13D amended hereby.

CUSIP No.05548J 10 6	Schedule 13D	Page 8 of 9 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”) of BJ’s Wholesale Club, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is One Mercer Road, Natick, Massachusetts 01760.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On March 22, 2011, LGP stated in an Amendment No. 1 to Schedule 13D filed with the Securities Exchange Commission that it may submit to the Issuer indications of interest or proposals with respect to pursuing a Potential Transaction with the Issuer. LGP, in conjunction with another party, has at this time submitted such a proposal to the Issuer, as discussed in further detail in Item 6 of this Amendment.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On June 16, 2011, LGP, on behalf of GEI V and GEI Side V (the “LGP Funds”), and CVC Capital Partners Advisory (U.S.), Inc., in respect of funds advised by it (“CVC,” and such funds advised by CVC, the “CVC Funds”) submitted a joint proposal (the “Joint Acquisition Proposal”) to the Issuer, in compliance with the terms of their respective confidentiality agreements with the Issuer. LGP previously filed such confidentiality agreement as Exhibit 7.1 to Amendment No. 1 to Schedule 13D dated March 22, 2011. The Joint Acquisition Proposal contemplates that a newly formed entity jointly controlled by the LGP Funds and the CVC Funds would acquire all of the outstanding equity securities of the Issuer through a merger (the “Potential Acquisition”). The Joint Acquisition Proposal contemplates that the aggregate equity investment required to fund the Potential Acquisition would be obtained equally from the LGP Funds and the CVC Funds. There can be no assurance that LGP and CVC will reach an agreement with the Issuer with respect to the Potential Acquisition or any other transaction relating to the Issuer.

Except as otherwise described herein, none of the Reporting Persons is party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 05548J 10 6	Schedule 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of June 17, 2011

Green Equity Investors V, L.P. By: GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P. By: GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary